Filed by Inflection Point Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Inflection Point Acquisition Corp. (File No. 001-40823)

Memo to Employees: Intuitive Machines is Going Public!

When: [September 16, 2022]

From: Steve Altemus

To: All Employees

Subject: Intuitive Machines is Going Public!

Attachments: FAQs & Social Media Policy

Mechanics,

I am pleased to share with you some exciting news about our company: Today we announced that Intuitive Machines plans to go public through a business combination with Inflection Point Acquisition Company (Nasdaq: IPAX, IPAXU, IPAXW) (“Inflection Point”). This is a momentous day for Intuitive Machines, and I want to thank you all for your hard work and dedication to our mission. We could not have achieved this without our incredible team. When public, Intuitive Machines will trade on the Nasdaq under the new ticker symbols “LUNR” and “LUNRW”.

This highly strategic transaction will provide Intuitive Machines with significant additional financial resources that will enable us to continue to fund our growth strategy and to continue to progress across our four business units: Lunar Access Services, Lunar Data Services, Orbital Services, and Space Products and Infrastructure. We are incredibly proud of what we have accomplished together as a team, and we believe that this transaction positions us to capitalize on a rare moment in space exploration history as the importance of public-private partnership programs continues to grow.

I expect this transaction will provide significant growth opportunities for our company, our partners, and our entire team. This accomplishment is a testament to the dedication of our team, which has enabled us to enter this new phase of our growth.

Please know that there will be no meaningful changes to the team or how we do business. We will continue to operate under the Intuitive Machines name and under the leadership of our existing executive team. We will additionally benefit from the experience of Inflection Point. The board of directors of Inflection Point has unanimously approved the proposed transaction, which we expect to complete in three to six months subject to the satisfaction or waiver of customary closing conditions.

I ask that you remain focused on execution and operational excellence as we continue sustaining our growth and operating in a normal course. As we enter this new chapter, there are some rules we must all follow.

Finally, I want to thank you all for your hard work and dedication to our collective success and to advancing our vision. I look forward to working with you in this next phase of our evolution.

Sincerely,

Steve Altemus

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Employee FAQs

*To attach with the Employee Memo

Typical Public Company FAQs

Q – What is the change occurring at Intuitive Machines?

A – Intuitive Machines is becoming a publicly traded company and will be listed on the Nasdaq Stock Market (NASDAQ: LUNR, LURNW), upon the successful completion of the transaction with Inflection Point Acquisition Company, which remains subject to the satisfaction or waiver of customary closing conditions.

Q – How is this different from a traditional IPO?

A – A SPAC is a special purpose acquisition company or a blank check company created for the purpose of acquiring another company to take it public. In an IPO, a private company issues new shares and, with the help of an underwriter, sells them on a public exchange. Going public through a SPAC is similar to a traditional IPO, in that at the close of the transaction, the newly combined company is expected to be listed on the NASDAQ under the new ticker symbols “LUNR” and “LUNRW”.

Intuitive Machines chose Inflection Point as our partner because of their extensive knowledge and investment experience in the technology sector, and their commitment to helping Intuitive Machines capitalize on the many opportunities ahead of us. We look forward to benefiting from Inflection Point’s support as we work to execute our compelling growth plans.

Q – What does it mean to be a “U.S. public company”?

A – To be a U.S. public company means that the company is permitted to offer its equity securities for sale to the general public and that it trades on a stock exchange.

Q – What is the reason or benefit(s) for going public?

A – Becoming a public company provides Intuitive Machines with a number of benefits, including:

●	access to a broader source of capital to help fund our growth;

●	the ability to support our growth and operations; and

●	improved awareness and brand recognition.

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This highly strategic transaction will provide Intuitive Machines with significant additional financial resources that position us to capitalize on a rare moment in space exploration history as the importance of public-private partnership programs continues to grow.

Our business model has always focused on growth. However, we do not expect this transaction to change our long-term strategies or day-to-day operations. We are proud of what we are building, and we will continue to operate in a seamless manner once Intuitive Machines becomes a publicly traded company.

Q – Will our company name change?

A – No, we will continue to operate under the Intuitive Machines name.

Q – Will our company website URL change?

A – Our company website URL will not change and has been updated to reflect our public position.

Q – What exchange will Intuitive Machines list on and what will the ticker symbol be?

A – Immediately upon the closing of the proposed transaction, Intuitive Machines is expected to list on the NASDAQ under a new ticker “LUNR” and “LUNRW”.

Q – Has Intuitive Machines’ management committed to stay on after the transaction is complete?

A – Yes, we will continue to operate under the leadership of our current management.

Q – Who will be the board members of the public company?

A – Intuitive Machines will be guided by an experienced Board of Directors. Additional details about the proposed Board structure will be provided in future public filings with the SEC.

Q – How will becoming a public company affect the business?

A – We expect that becoming a public company will primarily impact our capital structure, and will have little practical impact on our day-to-day operations. We will continue to remain focused on operational excellence.

We expect the only items to change will be our new status and reporting duties as a public entity. Our commitment to our employees, partners, and customers will not change. We may hire additional personnel to support our ability to comply with public company obligations, to function as a public company and strengthen our growth.

Q – What will the new organizational structure look like?

A – We will continue to operate under the leadership of our current management. Additionally, Intuitive Machines will be guided by an experienced Board of Directors.

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Employee Logistical FAQs

Q – How does going public affect me as an employee?

A – Going public will have little practical impact on your day-to-day responsibilities.

Importantly, as a public entity, there are strict rules that dictate how Intuitive Machines and its employees are permitted to publicly speak about the company and its business endeavors. Therefore, it is critical that no employees speak on behalf of the company to the media or other organizations about the company’s financials, and upcoming deals, or make any forward-looking statements relating to future business conditions.

Q – Will there be a job for me once Intuitive Machines is publicly traded?

A – There are no expected staffing changes as a direct result of becoming a publicly traded company. Instead, we expect the transaction may create new opportunities for employee advancement across our whole company.

Q – Will my role and responsibilities change?

A – Roles and responsibilities will generally not change as a result of going public. We look forward to quickly advancing our lunar development, as well as benefiting from increased legitimacy and brand awareness as a NASDAQ-listed company. We believe that going public will provide significant growth opportunities for our company, our partners, and our entire team.

Q – How will my benefits be impacted?

A – Benefits will not be impacted by becoming a publicly traded company.

Q – Who should I ask if I have any questions about being an employee of a public company?

A – Please refer any additional questions to your team leader, or to Josh Marshall.

Q – Who should I contact with questions about the transaction?

A – If you have any questions about this transaction, please speak with your manager or email press@intuitivemachines.com. If you have received investor or media inquiries about the transaction, please refer them to the ICR team at IntuitiveMachinesPR@icrinc.com without making any comment.

Insider Trading

Q – What is Insider Trading?

A – Federal securities laws prohibit directors, officers, employees, and others who are aware of material non-public information about a company from trading on that information. Disclosing material non-public information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it is liable. These illegal activities are commonly referred to as insider trading.

Q – What exactly is material non-public information?

A – Material non-public information is any information about a company that has not reached the general marketplace and that would be important to investors who are deciding whether to trade its securities. A few examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities. Please inquire with Josh Marshall if you have any questions about whether the information you possess would constitute material non-public information.

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Q – When is information considered “public”?

A – Information becomes public when it is generally available. For example, information becomes “public” after it has been disclosed in an SEC filing or announced via a press release that is carried out by a major wire service. However, even after the information becomes generally available, employees should wait at least two (2) full trading days before considering it “public” for trading purposes.

Q – Do the restrictions on insider trading apply only to employees?

A – The law applies to officers, directors, employees, and agents of the company, as well as suppliers and consultants who have special access to such information. The law also applies to spouses, children, and anyone else in an employee’s home. Anyone can be an insider if he/she is trading securities on material non-public information.

Q – I often speak about business with my spouse, that’s not a problem, is it? I only occasionally reveal non-public information, and my spouse knows not to tell anyone else.

A – This is a problem that could be costly for you and Intuitive Machines. If your spouse were ever to use material non-public information given by you to buy or sell securities, both of you could be prosecuted for illegal insider trading, which could result in going to jail. You could also be prosecuted if your spouse shares the information with someone else and that person buys or sells the company’s securities. You should not disclose any non-public information to anyone, including your spouse.

Q – I would never trade on inside information, but what if I give my dad a tip just before a big news release. Can he get in trouble?

A – Yes. Legally, you cannot trade securities based on material non-public information if that information is obtained in the course of your employment. In addition, you cannot leak such information to others. This could lead to prosecution for illegal insider trading for both you and your dad, which could result in going to jail.

Q – I’m involved with a project at work performing due diligence on ABC Company, which we are likely to acquire or partner with. The transaction will cause Intuitive Machines’ and ABC Company’s stock to increase substantially. I know I cannot trade on Intuitive Machines’ stock, but can I trade ABC Company stock?

A – No. The prohibition against insider trading extends not only to trading in the company’s securities but also to the securities of any other organization with which we do business if the employee gains the information at work.

Q – These are a lot of rules. How will I ever know whether I can trade in Intuitive Machines securities?

A – To assist you in analyzing any proposed trade, please contact Erik Sallee, Corporate Counsel.

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Additional Information and Where to Find It

In connection with the Business Combination with Intuitive Machines, Inflection Point will file a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which will include a preliminary proxy statement/prospectus to be distributed to holders of Inflection Point’s ordinary shares in connection with Inflection Point’s solicitation of proxies for the vote by Inflection Point’s shareholders with respect to the Business Combination and other matters as described in the Registration Statement, as well as a prospectus relating to the offer of securities to be issued to Intuitive Machines’ equity holders in connection with the Business Combination. After the Registration Statement has been filed and declared effective, Inflection Point will mail a copy of the definitive proxy statement/prospectus, when available, to its shareholders. The Registration Statement will include information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to Inflection Point’s shareholders in connection with the Business Combination. Inflection Point will also file other documents regarding the Business Combination with the SEC. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF INFLECTION POINT AND INTUITIVE MACHINES ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN, AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH THE BUSINESS COMBINATION AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Inflection Point through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Inflection Point may be obtained free of charge from Inflection Point’s website at www.inflectionpointacquisition.com or by written request to Inflection Point at Inflection Point Acquisition Corp., 34 East 51st Street, 5th Floor, New York, NY 10022.

Participants in the Solicitation

Inflection Point and Intuitive Machines and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Inflection Point’s shareholders in connection with the Business Combination. Information about Inflection Point’s directors and executive officers and their ownership of Inflection Point’s securities is set forth in Inflection Point’s filings with the SEC. To the extent that holdings of Inflection Point’s securities have changed since the amounts printed in Inflection Point’s Annual Report on Form 10-K for the year ended 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the Business Combination may be obtained by reading the proxy statement/prospectus regarding the Business Combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

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Forward Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the Business Combination, including statements regarding the benefits of the Business Combination, the anticipated timing of the Business Combination, the services offered by Intuitive Machines and the markets in which it operates, and Intuitive Machines’ projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties that could cause the actual results to differ materially from the expected results. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Inflection Point’s securities, (ii) the risk that the Business Combination may not be completed by Inflection Point’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Inflection Point, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including the receipt of the requisite approvals of Inflection Point’s shareholders and Intuitive Machines’ equity holders, respectively, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (v) the effect of the announcement or pendency of the Business Combination on Intuitive Machines’ business relationships, performance, and business generally, (vi) risks that the Business Combination disrupts current plans of Intuitive Machines and potential difficulties in Intuitive Machines employee retention as a result of the Business Combination, (vii) the outcome of any legal proceedings that may be instituted against Intuitive Machines or against Inflection Point related to the agreement and plan of merger or the Business Combination, (viii) the ability to maintain the listing of Inflection Point’s securities on Nasdaq, (ix) the price of Inflection Point’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Intuitive Machines plans to operate, variations in performance across competitors, changes in laws and regulations affecting Intuitive Machines’ business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the Business Combination and identify and realize additional opportunities, (xi) the impact of the global COVID-19 pandemic, (xii) the market for commercial human spaceflight has not been established with precision, it is still emerging and may not achieve the growth potential Intuitive Machines expects or may grow more slowly than expected, (xiii) space is a harsh and unpredictable environment where Intuitive Machines’ products and service offerings are exposed to a wide and unique range of environmental risks, which could adversely affect Intuitive Machines’ launch vehicle and spacecraft performance, (xiv) Intuitive Machines’ business with various governmental entities is subject to the policies, priorities, regulations, mandates and funding levels of such governmental entities and may be negatively or positively impacted by any change thereto, (xv) Intuitive Machines’ limited operating history makes it difficult to evaluate its future prospects and the risks and challenges they may encounter and (xvi) other risks and uncertainties described in Inflection Point’s registration statement on Form S-1 (File No. 333-253963), which was originally filed with the SEC on September 21, 2021 (the “Form S-1”), in its Annual Report on Form 10-K for the year ended 2021 and its subsequent Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and any other documents filed by Inflection Point from time to time with the SEC. The foregoing list of factors is not exhaustive. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Form S-1, the Annual Report on Form 10-K for the year ended 2021, the Quarterly Reports on Form 10-Q, the Registration Statement, the proxy statement/prospectus contained therein, and the other documents filed by Inflection Point from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Intuitive Machines and Inflection Point assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by securities and other applicable laws. Neither Intuitive Machines nor Inflection Point gives any assurance that either Intuitive Machines or Inflection Point, respectively, will achieve its expectations.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

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